50 3/10/03

UF 3-5-03

03012947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION ASIEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE 4TH FLOOR
(No. and Street)

NEW YORK	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 04 2003
WASH DC 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JUDITH A. RICCIARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TRADITION ASIEL SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal

Title

Lyudmila Fayman

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

December 31, 2002
with Report of Independent Auditors

Tradition Asiel Securities Inc. and Subsidiary

(a wholly-owned subsidiary of Tradition (North America) Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Tradition Asiel Securities Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Tradition Asiel Securities Inc. and Subsidiary (the "Company") (a wholly-owned subsidiary of Tradition (North America) Inc.) as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated statement of financial condition of Tradition Asiel Securities Inc. and Subsidiary at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 21, 2003

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents (includes $130,028 of cash segregated under federal and other regulations)	$ 16,832,004
Receivable from brokers, dealers and clearing organizations	10,935,560
Securities owned, at market value	3,635,021
Commissions receivable, net of allowance of $33,749	6,162,912
Deposits at clearing broker and clearing organizations	8,209,487
Due from Parent and affiliate	6,627,287
Employee loans receivable, net of allowance of $83,452	961,836
Other assets	822,155
Total assets	$ 54,186,262
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 7,980,469
Payable to brokers and dealers	8,511,748
Securities sold, not yet purchased, at market value	2,502,365
Collateralized bank loans	25,000
Due to Parent and affiliates	3,400,599
Total liabilities	22,420,181
Subordinated loan	5,000,000
Stockholder's equity	26,766,081
Total liabilities and stockholder's equity	$ 54,186,262

See notes to consolidated statement of financial condition.

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Organization

Tradition Asiel Securities Inc. (the "Company" or "TAS") is a Delaware corporation and a wholly owned subsidiary of Tradition (North America) Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financiere Tradition ("CFT"), a company organized in Switzerland. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange ("AMEX"), and the National Association of Securities Dealers, Inc. ("NASD"). The NYSE is the firm's Self Regulatory Organization.

The Company is a broker of United States Government Treasuries and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity, equity arbitrage, equity and index options, and municipal bonds. The Company also trades equities and corporate and municipal bonds on a principal basis.

The Company self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Company, the Options Clearing Corporation, and the Government Securities Clearing Corporation ("GSCC"). The Company is also a member of the Emerging Market Traders Association. The Company does not carry customer accounts or perform custodial functions related to customer securities. Certain trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to its clearing brokers. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

On June 28, 2002, the Company acquired 99% of Tradition (Global Clearing), Inc. ("TGC") from Tradition Holding (USA) Inc. ("THUSA"), an affiliate and wholly-owned subsidiary of CFT. On December 23, 2002, the Company acquired the remaining 1% of TGC. The total purchase price was approximately $2.1 million and the acquisition was accounted for similarly to a pooling-of-interests. The condensed balance sheet of TGC at the date of acquisition was as follows:

1. Organization (continued)

Assets	
Cash	$ 7,913,140
Securities owned at market value	6,188,302
Deposits at clearing organizations	3,016,110
Other assets	493,811
Total assets	$ 17,611,363
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 4,254,725
Subordinated loan, including accrued interest	11,202,977
Total liabilities	15,457,702
Stockholder's equity	2,153,661
Total liabilities and stockholder's equity	$ 17,611,363

TGC serves as a broker/dealer that facilitates the clearing for an affiliate. Prior to the acquisition by TAS, TGC acted as the clearing broker for TAS in certain products that included repurchase agreements, United States Treasuries, emerging market bonds, agency securities, money market instruments and mortgage backed securities. In such capacity, TGC cleared certain of these transactions with another clearing broker-dealer on a fully disclosed basis. Subsequent to the acquisition, TGC no longer acted as the clearing broker for TAS and no longer cleared transactions with the other clearing broker-dealer.

TGC is a clearing broker/dealer registered with the Securities and Exchange Commission ("SEC"), and the NASD. Upon its acquisition by TAS, TGC withdrew as a member of the GSCC.

2. Significant Accounting Policies

All significant inter-company accounts and transactions have been eliminated for purposes of consolidation. For the purposes of these consolidated financial statements, the Company and TGC will be referred to as "the Company" unless otherwise identified.

2. Significant Accounting Policies (continued)

The preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less as cash equivalents.

All securities transactions and commissions are recorded on a trade date basis.

Marketable securities are valued using quoted market prices on an active exchange. Securities not readily marketable are valued at fair value as determined by management.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Goodwill of $375,000 is included in other assets on the consolidated statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co LLC effective June 30, 2000.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives.

2. Significant Accounting Policies (continued)

SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The Company adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 required the Company to perform an assessment of whether there was an indication that the remaining goodwill was impaired as of the date of adoption. The Company completed the assessment of all its existing goodwill as of December 31, 2002 and has determined that goodwill is not impaired.

3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with an intercompany arrangement which is subject to renegotiation on an annual basis. The Company conducts business with an affiliated entity for which the Company executes certain transactions.

Due from Parent and affiliate on the accompanying consolidated statement of financial condition primarily includes non-interest bearing cash advances.

Due to Parent and affiliates consists of:

(1) advances to the Company by an affiliate for a deposit with a clearing organization on behalf of the Company	$ 1,601,000
(2) interest payable on the advance in (1) above	178,000
(3) net amounts due from transactions cleared at a clearing organization for the affiliate	871,000
(4) non-interest bearing advances from the Parent	394,000
(5) brokerage fees due to an affiliate	356,000
Total	$ 3,400,000

3. Related Party Transactions (continued)

TGC had a subordinated loan from its former Parent, THUSA, in the amount of $10 million. This loan bore interest annually at LIBOR and was scheduled to mature October 31, 2003. This loan was prepaid in full prior to December 31, 2002.

On December 23, 2002, TAS entered into a subordinated loan agreement with its Parent in the amount of $5 million. This loan bears interest annually at LIBOR (1.38% at December 31, 2002) and matures December 31, 2005. This loan is subject to the claims of general creditors and has been approved by the NYSE for inclusion as equity in computing TAS' net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for TAS's continued compliance with minimum net capital requirements, they may not be repaid.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the clearing broker and clearing organizations in order to conduct its business. At December 31, 2002, deposits at the clearing broker and clearing organizations consist of cash of approximately $1,873,000; U.S. Treasury Bills and certificates of deposit with a total market value of approximately $2,644,000 including accrued interest; and the United States dollar value of foreign currencies totaling approximately $3,692,000. The foreign currency amounts were translated at year-end exchange rates.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2002 are comprised of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 6,148,906	$ 8,292,943
Securities borrowed/loaned	4,065,350	-
Receivable from/payable to clearing organizations	721,304	-
Other	-	218,805
Total	$10,935,560	$ 8,511,748

6. Cash Segregated under Federal and Other Regulations

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. The Company maintains a separate reserve bank account for PAIB. The reserve requirement, as computed, totaled $130,028 at December 31, 2002, all of which is included in cash and is on deposit in a special reserve bank account as of December 31, 2002.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2002 include the following:

	Securities Owned	Securities Sold, not yet Purchased
Corporate bonds	$ 118,062	$ 112,263
Government securities	32,925	-
Equities	3,479,164	2,387,852
Options	4,870	2,250
Total	$ 3,635,021	$ 2,502,365

Securities sold, not yet purchased commit the Company to deliver specified securities at predetermined prices, and thereby create a liability to purchase the security in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amounts reflected in the consolidated statement of financial condition.

8. Collateralized Bank Loans

Short-term bank loans are fully collateralized by certain of the Company's securities owned with a market value of approximately $25,000 and bear interest at 1.75% at December 31, 2002.

9. Employee Benefits

The Company participates in the Parent's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40 cents for every dollar of each participant's contributions up to 6% of the employee's salary within the IRS limits of $11,000.

10. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method, tax rates are applied to cumulative temporary differences based on which and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company calculates its income tax expense as though it filed a separate tax return.

TGC has state and local net operating loss carryforwards of approximately $336,000 which expire in 2021. The deferred tax asset relates to the state and local net operating loss carryforwards. Since it is doubtful that the deferred tax asset will be utilized, a valuation allowance of $38,411 has been established to offset the $38,411 deferred tax asset.

11. Net Capital Requirements

TAS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), ("the Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method, permitted by the Rule, which requires TAS to maintain minimum net capital, as defined, of $250,000. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2002, TAS had net capital of approximately $19.5 million which was approximately $18.9 million, including flow-through capital benefits as described below, in excess of the required net capital on a consolidated basis.

11. Net Capital Requirements (continued)

TAS is including flow-through capital from TGC in its net capital computation computed on a consolidated basis (see Note 16). The amount of flow-through capital benefits that a parent/broker-dealer may receive from broker-dealer subsidiaries has certain restrictions as prescribed in the Rule. At December 31, 2002, the amount of flow-through capital benefits that TAS may receive from TGC is approximately $1.6 million in net capital and $1.3 million in excess net capital.

TGC is also subject to the Rule and also elected to compute its net capital under the alternative method. At December 31, 2002, TGC had net capital of approximately $1.6 million, which was approximately $1.3 million in excess of its required net capital of $250,000.

Neither TAS nor TGC carries the accounts of its customers, and accordingly, they are exempt from SEC Rule 15c3-3.

12. Commitments and Contingencies

As of December 31, 2002, the Company had future minimum rental commitments under operating and equipment leases as follows:

Year	Minimum Rentals
2003	$ 1,786,100
2004	1,758,892
2005	1,311,162
2006	1,244,513
2007	1,299,650
Thereafter	2,057,779
Total	$ 9,458,096

The operating lease expires in October 2009 and is subject to escalations. The equipment lease expires in 2004.

12. Commitments and Contingencies (continued)

The Company has obtained an unsecured letter of credit in the amount of $600,000, expiring July 21, 2003, for the benefit of its landlord to satisfy a security deposit requirement.

The Company has satisfied margin requirements with clearing organizations with unsecured letters of credit totaling $6,375,000.

The Company and its Parent have been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of outside counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

13. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk, and Derivative Contracts

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities, however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

In the normal course of business, the Company obtains securities under securities borrow agreements on terms which permit it to re-pledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $4.1 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

13. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk, and Derivative Contracts (continued)

Commissions receivable represent amounts due from clearing brokers and customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

For transactions in which the Company, through the clearing brokers, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing brokers for these transactions.

Limits are set for all proprietary trading activity. These transactions are monitored daily by senior management.

In the normal course of business, the Company enters into derivative contracts for trading purposes. The derivative contracts that the Company holds or issues are options contracts. These derivative contracts are valued at market with the resulting gains and losses reflected in the consolidated statement of income. Typically, derivative contracts serve as components of the Company's trading strategies.

14. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

14. Guarantees (continued)

As described in Note 13, the Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, the total amount of customer balances maintained by its clearing brokers and subject to such indemnification was approximately $2.7 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

15. Estimated Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the consolidated statement of financial condition (including receivables and payables), approximates their carrying value, as financial instruments are short-term in nature, except for the subordinated loan with the Parent for which it is not practicable to estimate the fair value (see Note 3).

16. Consolidated Subsidiary

At December 31, 2002, the Company's consolidated subsidiary has total assets and stockholder's equity of approximately $5,076,000 and $2,032,000, respectively.

The $2,032,000 of stockholder's equity of the broker-dealer subsidiary is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1 (see Note 11).